

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2014

Via E-mail
Eric Montandon
Chief Executive Officer, Chief Financial Officer and Director
Infrastructure Developments Corp.
299 S. Main Street, 13th Floor
Salt Lake City, Utah 84111

>   **Re: Infrastructure Developments Corp.**
>   **Amendment No. 1 to Form 8-K**
>   **Filed October 14, 2014**
>   **Form 10-Q for the Fiscal Quarter Ended June 30, 2014**
>   **Filed August 21, 2014**
>   **File No. 000-52936**

Dear Mr. Montandon:

    We have reviewed your amended filing and have the following comments.

Amendment No. 1 to Form 8-K Filed October 14, 2014

General

1.   Please file your next amendment on the correct Form 8-K/A and update the cover page of
        your Form 8-K to note that it is an amended filing.

2.   Your response letter dated October 2, 2014 is not signed by anyone. Accordingly, the
        Tandy representations that we requested at the end of our comment letter dated
        September 2, 2014 are insufficient. Please provide these representations in a separate
        signed letter from the company on EDGAR with your next response.

Increased Regulatory Oversight, page 12

3.   The second line in the first paragraph on page 12 under "Increased Regulatory Oversight"
        includes a sentence that begins with "l estate business, as the Dubai government iThe . . .
        ." Please revise these apparent typographical errors.

Item 3. Properties, page 26

4.   We note your response to comment 12 in our letter dated September 2, 2014. While you
        have included a copy of your office lease, it does not appear that you have disclosed the
        terms of your office lease in your amended filing. We re-issue the comment.

Involvement in Certain Legal Proceedings, page 30

5.   We note your response to comment 18 in our letter dated September 2, 2014. You make reference to your "sole director and executive officer" in your supplemental response. As it appears that Mr. Cyril Means III was appointed as a director on September 1, 2014, please supplementally confirm that Mr. Means has not been involved in any legal proceeding listed in Item 401(f) of Regulation S-K in the past ten years.

Item 6. Executive Compensation, page 31

6.   We note your response to comment 19 in our letter dated September 2, 2014 and the disclosure with respect to Mr. Choran's employment contract on page 4. However, we still note your disclosure on pages 25 and 32 and that the Company has no employment agreements. Please revise your disclosure to correct these inconsistencies.

Form 10-Q for Fiscal Quarter Ended June 30, 2014

7.   Please file the amended Form 10-Q for the quarter ended June 30, 2014, as referenced in your response to comment 38 in our letter dated September 2, 2014.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director